October 19, 2018

David J. Mills
Chief Financial Officer
Primo Water Corporation
101 North Cherry Street
Suite 501
Winston-Salem, NC 27101

       Re: Primo Water Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 7, 2018
           File No. 001-34850

Dear Mr. Mills:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K filed March 7, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Adjusted EBITDA U.S. GAAP Reconciliation, page 41

1. We note in your Non-GAAP measure Adjusted EBITDA you include adjustments for non-recurring costs. Tell us how these items meet the definition of non-recurring, infrequent or unusual as set forth in Item 10(e)(1)(ii)(B) of Regulation S-K. If they do not comply with the Item, please do not refer to adjustments as being non-recurring. See also
      Question 102.03 of the Compliance and Disclosure Interpretations related to Non-GAAP
      Financial Measures.
 David J. Mills
Primo Water Corporation
October 19, 2018
Page 2


Item 8. Financial Statements and Supplementary Data
Note 8. Stockholders' Equity, page 65

2. You state on page 66 of this note that the Glacier Warrants are exercisable at an exercise price of $11.88 per share. In the table at the top of page 67 you present a reclass for
         Glacier warrant from a liability to equity at an exercise price of $8.69. We do not note any disclosure or adjustment to the financial statements reflecting the change in the initial exercise price. Please explain the circumstances of the re-pricing and whether any accounting effect was given to the change.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or James
Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 with any questions.



FirstName LastNameDavid J. Mills                                Sincerely,
Comapany NamePrimo Water Corporation
                                                                Division of
Corporation Finance
October 19, 2018 Page 2                                         Office of
Consumer Products
FirstName LastName